UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                            Golden State Bancorp Inc.
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    381197102
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_] . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381197102                  13G                      Page 1 of 3 Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Boston Partners Asset Managerment LP
       04-327-0358

--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
       Not applicable

--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            -0- shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             2,880,100 shares upon conversion of 760,000 shares of
   REPORTING           Series A Convertible Preferred Stock and exercise of
     PERSON            372,794 warrants
      WITH        --------------------------------------------------------------
                  7.   SOLE DISPOSITIVE POWER
                       -0- shares
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       2,880,100 shares upon conversion of 760,000 shares of
                       Series A Convertible Preferred Stock and exercise of
                       372,794 warrants
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,880,100 shares upon conversion of 760,000 shares of Series A Convertible Preferred Stock and exercise of 372,794 warrants
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       Not applicable
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.5%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*


       IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 381197102                  13G                      Page 2 of 3 Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Boston Partners, Inc.
       04-326-9861

--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
       Not applicable

--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            -0- shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             2,880,100 shares upon conversion of 760,000 shares of
   REPORTING           Series A Convertible Preferred Stock and exercise of
     PERSON            372,794 warrants
      WITH        --------------------------------------------------------------
                  7.   SOLE DISPOSITIVE POWER
                       -0- shares
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       2,880,100 shares upon conversion of 760,000 shares of
                       Series A Convertible Preferred Stock and exercise of
                       372,794 warrants
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,880,100 shares upon conversion of 760,000 shares of Series A Convertible Preferred Stock and exercise of 372,794 warrants
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       Not applicable
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.5%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*


       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 381197102                  13G                      Page 3 of 3 Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Desmond John Heathwood
       ###-##-####

--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
       Not applicable

--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            -0- shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             2,880,100 shares upon conversion of 760,000 shares of
   REPORTING           Series A Convertible Preferred Stock and exercise of
     PERSON            372,794 warrants
      WITH        --------------------------------------------------------------
                  7.   SOLE DISPOSITIVE POWER
                       -0- shares
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       2,880,100 shares upon conversion of 760,000 shares of
                       Series A Convertible Preferred Stock and exercise of
                       372,794 warrants
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,880,100 shares upon conversion of 760,000 shares of Series A Convertible Preferred Stock and exercise of 372,794 warrants
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       Not applicable
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.5%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:   Golden State Bancorp Inc.  (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:
               414 North Central Avenue, Glendale CA 91203

Item 2(a). Names of Persons Filing: Boston Partners Asset Management, L.P., ("BPAM"), Boston Partners, Inc. ("Boston Partners"), and Desmond John Heathwood. BPAM and Boston Partners and Mr. Heathwood are sometimes referred to collectively herein as the "Reporting Persons."

Item 2(b). Address of Principal Business Office or, if_None, Residence: The address of the principal business office of BPAM and Boston Partners and Mr. Heathwood is One Financial Center, 43rd Floor, Boston, MA 02111.

Item 2(c). Citizenship: BPAM is a Delaware limited partnership. Boston Partners is a Delaware corporation. Mr. Heathwood is a United States citizen.

Item 2(d). Title of Class of Securities: Common Stock, $1.00 par value ("Common Stock").

Item 2(e).     CUSIP Number:  381197102

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a) [ ] Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

               (b)  [ ] Bank as defined in Section 3(a)(6) of the Act.

               (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

               (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940.

               (e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

               (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

               (g)  [ ] Parent Holding Company, in accordance with Rule 13d-1(b)
                    (ii)(G) of the Act.

               (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H) of the Act.

Item 4.        Ownership.

          (a) Amount Beneficially Owned: Each of the Reporting Persons may be deemed to own beneficially 2,880,100 shares of Common Stock at December 31, 1997.

               BPAM owns of record 680,266 shares of Common Stock. BPAM owns of record 760,000 shares of 8.75% Series A Preferred Stock (the "Preferred Stock") of the Issuer. BPAM owns of record 372,794 Warrants to purchase shares of Common Stock (the "Warrants") of the Issuer. Because each share of Preferred Stock is convertible into 2.404 shares of Common Stock, BPAM may be deemed to own beneficially 1,827,040 shares of Common Stock related thereto. Because upon exercise of the presently exercisable Warrants, BPAM may acquire 372,794 shares of Common Stock, BPAM may be deemed to own beneficially 372,794 shares of Common Stock related thereto. Therefore, BPAM may be deemed to own beneficially a total of 2,880,100 shares of Common Stock. As sole general partner of BPAM, Boston Partners may be deemed to own beneficially all of the shares of Common Stock that BPAM may be deemed to own beneficially. As principal stockholder of Boston Partners, Mr. Heathwood may be deemed to own beneficially all of the Common Stock that Boston Partners may be deemed to own beneficially. Therefore, each of the Reporting Persons may be deemed to own beneficially 2,880,100 shares of Common Stock of the Issuer.

          (b) Percent of Class: 5.5% for all Reporting Persons. The foregoing percentage is calculated based on the 50,455,630 shares of Common Stock reported to be outstanding in the Form 10-Q for the fiscal quarter ended September 30, 1997.

          (c)  Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: 0 shares for all Reporting Persons.

               (ii) shared power to vote or to direct the vote: 2,880,100 shares for all Reporting Persons.

              (iii) sole power to dispose or to direct the disposition of: 0 shares for all Reporting Persons.

               (iv) shared power to dispose or to direct the disposition of:
                    2,880,100 shares for all Reporting Persons.

               Pursuant to Rule 13d-4, each of Boston Partners and Mr. Heathwood expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               BPAM holds all of the above 2,880,100 shares under management for its clients, who have the right to direct the receipt of dividends, to receive dividends from such shares and to receive the proceeds from the sale of such shares. None of these clients holds more than five percent of the Common Stock of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable. BPAM, Boston Partners and Mr. Heathwood expressly disclaim membership in a "group" as defined in Rule 13d-5(b)(1).

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1 hereto.

Dated:  February 9, 1998


BOSTON PARTNERS ASSET MANAGEMENT, L.P.

By:      Boston Partners, Inc.,
         its general partner


         By:   /s/ Mary Ann Iudice
               -----------------------------------
               William J. Kelly
               Treasurer and Senior Vice President
               by:      Mary Ann Iudice
                        Attorney-in-Fact



BOSTON PARTNERS, INC.


         By:   /s/ Mary Ann Iudice
               -----------------------------------
               William J. Kelly
               Treasurer and Senior Vice President
               by:      Mary Ann Iudice
                        Attorney-in-Fact


/s/ Mary Ann Iudice
--------------------------
Desmond John Heathwood
by:    Mary Ann Iudice
       Attorney-in-Fact

                                                                       Exhibit 1

                                    AGREEMENT


         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Chris-Craft Industries, Inc.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         EXECUTED this 9th day of February, 1998.



BOSTON PARTNERS ASSET MANAGEMENT, L.P.

By:      Boston Partners, Inc.,
         its general partner


         By:   /s/ Mary Ann Iudice
               -----------------------------------
               William J. Kelly
               Treasurer and Senior Vice President
               by:      Mary Ann Iudice
                        Attorney-in-Fact



BOSTON PARTNERS, INC.


         By:   /s/ Mary Ann Iudice
               -----------------------------------
               William J. Kelly
               Treasurer and Senior Vice President
               by:      Mary Ann Iudice
                        Attorney-in-Fact


/s/ Mary Ann Iudice
--------------------------
Desmond John Heathwood
by:    Mary Ann Iudice
       Attorney-in-Fact

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1 hereto.

Dated:  February 9, 1998


BOSTON PARTNERS ASSET MANAGEMENT, L.P.

By:      Boston Partners, Inc.,
         its general partner


         By:   /s/ William J. Kelly
               -----------------------------------
               William J. Kelly
               Treasurer and Senior Vice President
               by:      Mary Ann Iudice
                        Attorney-in-Fact



BOSTON PARTNERS, INC.


         By:   /s/ William J. Kelly
               -----------------------------------
               William J. Kelly
               Treasurer and Senior Vice President
               by:      Mary Ann Iudice
                        Attorney-in-Fact


/s/ Desmond John Heathwood
--------------------------
Desmond John Heathwood
by:    Mary Ann Iudice
       Attorney-in-Fact

                                                                       Exhibit 1

                                    AGREEMENT


     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Golden State Bancorp Inc.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     EXECUTED this 9th day of February, 1998.


BOSTON PARTNERS ASSET MANAGEMENT, L.P.

By:      Boston Partners, Inc.,
         its general partner


         By:   /s/ William J. Kelly
               -----------------------------------
               William J. Kelly
               Treasurer and Senior Vice President
               by:      Mary Ann Iudice
                        Attorney-in-Fact



BOSTON PARTNERS, INC.


         By:   /s/ William J. Kelly
               -----------------------------------
               William J. Kelly
               Treasurer and Senior Vice President
               by:      Mary Ann Iudice
                        Attorney-in-Fact


/s/ Desmond John Heathwood
--------------------------
Desmond John Heathwood
by:    Mary Ann Iudice
       Attorney-in-Fact